                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*





                               Versant Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925284-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Joanna Chin                               Barry J. Kramer, Esq.
        Vertex Management, Inc.                          Fenwick & West LLP
     Three Lagoon Drive, Suite 220                      Two Palo Alto Square
        Redwood City, CA 94065                           Palo Alto, CA 94306
            (650) 591-9300                                 (650) 494-0600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A



CUSIP NO.         925284-10-1
          ---------------------------

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
    1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         VERTEX TECHNOLOGY FUND LTD. (FORMERLY VERTEX TECHNOLOGY FUND PTE. LTD.)
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS     WC

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION   SINGAPORE

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER                 NOT APPLICABLE
          OF
                        --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              2,708,838(1)
         OWNED
                        --------------------------------------------------------
          BY              9    SOLE DISPOSITIVE POWER
         EACH                  NOT APPLICABLE
       REPORTING
                        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER
         WITH
                               2,708,838(1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,708,838(1)

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.1%*
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IV

--------------------------------------------------------------------------------


(1) Includes 1,805,892 shares of Common Stock issuable upon conversion of 902,946 shares of Series A Preferred Stock; as well as 902,946 shares of Common Stock issuable upon exercise of a five year Warrant with an exercise price of $2.13/share.

* Note: the denominator for this fraction is 12,860,115 (i.e., 10,151,277 outstanding as of July 12, 1999 plus 2,708,838).

                                 SCHEDULE 13D/A



CUSIP NO.         925284-10-1
          ---------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          VERTEX INVESTMENTS INTERNATIONAL I INC.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     WC

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   British Virgin Islands

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER                 NOT APPLICABLE
          OF
                        --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              100,000
         OWNED
                        --------------------------------------------------------
          BY              9    SOLE DISPOSITIVE POWER
         EACH                  NOT APPLICABLE
       REPORTING
                        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER
         WITH                  100,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IV

--------------------------------------------------------------------------------

* Note: the denominator for this fraction is: 10,151,277 (i.e., the shares of Common Stock outstanding as of July 12, 1999).

                                 SCHEDULE 13D/A



CUSIP NO.         925284-10-1
          ---------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          VERTEX INVESTMENTS INTERNATIONAL III INC.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     WC

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER                 NOT APPLICABLE
          OF
                        --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              489,767
         OWNED
                        --------------------------------------------------------
          BY              9    SOLE DISPOSITIVE POWER
         EACH                  NOT APPLICABLE
       REPORTING
                        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER
         WITH                  489,767

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          489,767

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.8%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IV

--------------------------------------------------------------------------------

* Note: the denominator for this fraction is: 10,151,277 (i.e., the shares of Common Stock outstanding as of July 12, 1999).

                                 SCHEDULE 13D/A



CUSIP NO.         925284-10-1
          ---------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          VERTEX TECHNOLOGY FUND (II), LTD
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
    2                                                                   (b)  [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     WC

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   SINGAPORE

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER                 NOT APPLICABLE
          OF
                        --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              704,223*
         OWNED
                        --------------------------------------------------------
          BY              9    SOLE DISPOSITIVE POWER
         EACH                  NOT APPLICABLE
       REPORTING
                        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER
         WITH                  704,223*

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          704,223*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5%**
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IV

--------------------------------------------------------------------------------

* Includes 469,482 shares of Common Stock issuable upon conversion of 234,741 shares of Series A Preferred Stock as well as 234,741 shares of Common Stock issuable upon exercise of a five year Warrant with an exercise price of $2.13/share.

** Note: the denominator for this fraction is: 10,855,500 (10,151,270 outstanding as of July 12, 1999 plus 704,223).

                                 SCHEDULE 13D/A



CUSIP NO.         925284-10-1
          ---------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          SINGAPORE TECHNOLOGIES PTE. LTD.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
    2                                                                   (b)  [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     WC

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   SINGAPORE

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER                 NOT APPLICABLE
          OF
                        --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              4,002,828(1)
         OWNED
                        --------------------------------------------------------
          BY              9    SOLE DISPOSITIVE POWER
         EACH                  NOT APPLICABLE
       REPORTING
                        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER
         WITH                  4,002,828(1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          NONE

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------



(1) Includes 2,275,374 shares of Common Stock issuable upon conversion of 1,137,687 shares of Series A Preferred Stock; as well as 1,137,687 shares of Common Stock issuable upon exercise of a five year Warrant with an exercise price of $2.13/share

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the issuance of 1,137,687 shares of Series A Preferred Stock and two Warrants to purchase 1,137,687 shares of Common Stock of Versant Corporation ("Issuer"). The 1,137,687 shares of Series A Preferred Stock are initially convertible into 2,275,374 shares of Common Stock (at an initial conversion price of $2.13/share). The warrants expire July 11, 2004 and have an exercise price of $2.13/share, subject to customary adjustments. Each share of Series A Preferred Stock votes on the same basis as one share of Common Stock. The principal executive offices of the Issuer are located at 6539 Dumbarton Circle, Fremont, California 94555.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of (i) Vertex Technology Fund Ltd. (formerly Vertex Technology Fund Pte. Ltd.), a Singapore corporation ("VTF");
(ii) Vertex Investments International I Inc., a British Virgin Islands corporation ("VII(I)"); (iii) Vertex Investments International III Inc., a British Virgin Islands corporation ("VII(III)"); (iv) Vertex Technology Fund
(II) Ltd., a Singapore corporation ("VTF(II)") and Singapore Technologies Pte. Ltd., a Singapore corporation ("ST"). Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." VTF, VTF(II), VII(I), and VII(III) are investment funds. ST is a technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services. VTF, VTF(II), VII(I) and VII
(III) are indirectly controlled by ST, which may direct voting or investment decisions made by those entities. Vertex Management Pte. Ltd., an affiliate of the Reporting Persons, holds 6,600 shares of Common Stock of Issuer not reflected elsewhere in this document. The Reporting Persons hereby disclaim beneficial ownership of such shares. The address of the Reporting Persons' principal business and their principal office is 77 Science Park Drive, #02-15, Cintech III, Singapore Science Park, Singapore 118256.

         The following is a list of the directors and executive officers of VTF:

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Mr. Tay Siew Choon                       Director, VTF                   Singaporean
391A Orchard Rd.                         Managing Director and Deputy
#18-00 Ngee Ann City                     CEO, Sembcorp Industries
Singapore  238873                        Limited

Mr. Lee Kheng Nam                        President, Vertex Group         Singaporean
77 Science Park Drive                    Director, VTF
#02-15 Cintech III
Singapore Science Park
Singapore 118256

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Pang Seow Lan                            Director, VTF                   Singaporean
77 Science Park Drive                    Senior Manager (Finance)
#02-15 Cintech III                       Vertex Technology Fund Pte
Singapore Science Park                   Ltd
Singapore 118256

Isoo Tan                                 Director, VTF                   Singaporean
77 Science Park Drive                    Company Secretary
#02-15 Cintech III                       Vertex Technology Fund Pte
Singapore Science Park                   Ltd
Singapore 118256

     The following is a list of directors and executive officers of VII (I):

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Lee Kheng Nam                            Director VII (I)                Singaporean
Vertex Management (II) Pte Ltd           President, Vertex Group
77 Science Park Drive #02-15
Singapore Science Park
Singapore 118256

Ho Soo Ching                             Director VII (I)                Singaporean
ST Capital Limited                       Managing Director
79 Robinson Road                         ST Capital Limited
#22-00 CPF Building
Singapore 068897

Ong Peck Choo (Ms.)                      Director, VII (I)               Singaporean
ST Capital Limited                       Senior Vice President
79 Robinson Road                         ST Capital
#22-00 CPF Building
Singapore 068897

Premod Paul Thomas                       Director, VII (I)               Indian/Singapore
Singapore Technologies Pte Ltd           Director (Finance)              Permanent Resident
51 Cuppage Road #09-01                   Singapore Technologies
Singapore 229489

Gan Chee Yen (Alternate Director to      Director, VII (I)               Singaporean
Premod Paul Thomas)                      Group Financial Controller
Singapore Technologies Pte Ltd           Singapore Technologies
51 Cuppage Road #09-01
Singapore 229489

     The following is a list of directors and executive officers of VII (III):

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Ho Soo Ching                             Director, VII (III)             Singaporean
ST Capital Limited                       Managing Director
79 Robinson Road                         ST Capital
#22-00 CPF Building
Singapore 068897

Ong Peck Choo (Ms)                       Director, VII (III)             Singaporean
ST Capital Limited                       Senior Vice President
79 Robinson Road                         ST Capital
#22-00 CPF Building
Singapore 068897

Premod Paul Thomas                       Director, VII (III)             Indian/Singapore
Singapore Technologies Pte Ltd           Director (Finance)              Permanent Resident
51 Cuppage Road #09-01                   Singapore Technologies
Singapore 229489

Gan Chee Yen (Alternate Director to      Director, VII (III)             Singaporean
Premod Paul Thomas)                      Group Financial Controller
Singapore Technologies Pte Ltd           Singapore Technologies
51 Cuppage Road #09-01
Singapore 229489

     The following is a list of the directors and executive officers of VTF(II):

                               BOARD OF DIRECTORS

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Mr. Tay Siew Choon                       Managing Director and Deputy    Singaporean
391A Orchard Rd.                         CEO, Sembcorp Industries
#18-00 Ngee Ann City                     Limited
Singapore  238873

Mr. Lee Kheng Nam                        President, Vertex Group         Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256

Sum Soon Lim                             Consultant                      Singaporean
51 Cuppage Road, #10-11/17
Singapore 229469


                               EXECUTIVE OFFICERS

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Lee Kheng Nam                            President, Vertex Technology    Singaporean
77 Science Park Drive                    Fund Pte Ltd
#02-15 Cintech III
Singapore Science Park
Singapore 118256

Pang Seow Lan                            Senior Manager (Finance)        Singaporean
77 Science Park Drive                    Vertex Technology Fund Pte
#02-15 Cintech III                       Ltd
Singapore Science Park
Singapore 118256

Isoo Tan                                 Company Secretary               Singaporean
77 Science Park Drive                    Vertex Technology Fund Pte
#02-15 Cintech III                       Ltd
Singapore Science Park
Singapore 118256

     The following is a list of directors and executive officers of ST:

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                   CITIZENSHIP
-------------------------                   ----------                   -----------
Tay Siew Choon                           Director of ST                  Singaporean
Sembcorp Industries Ltd                  CEO, Sembcorp Industries
391A Orchard Road #18-00
Ngee Ann City
Singapore 238873

Lim Swee Say                             Director of ST                  Singaporean
Trade Union House                        Deputy Secretary General
Shenton Way                              National Trade Union Congress
Singapore 068810

Chua Su Li                               Secretary of ST                 Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
Singapore 118258

Ms. Ho Ching                             President, Chief Executive      Singaporean
Singapore Technologies Pte Ltd           Officer and Director of ST
51 Cuppage Road #09-01
Singapore 118258
                                                                         Singaporean
Peter Ho Hak Ean                          Director of ST
Minder Building, Level 5                   Permanent Secretary (Defense
Gombak Drive                              Development
Singapore 669838                           Ministry of Defense)


Wong Kok Siew                            Director of ST                  Singaporean
391A Orchard Road #18-00                 President/CEO
Ngee Ann City                            Sembcorp Industries Ltd.
Singapore 238873

Peter Seah Lim Huat                      Director of ST                  Singaporean
OUB Centre, 45th Storey                  President and CEO
1 Raffles Place                          Overseas Union Bank Limited
Singapore 048616

Boon Swan Foo                            Director of ST                  Singaporean
51 Cuppage Rd. #09-08                    President and CEO
Singapore 229468                         Singapore Technologies
                                         Engineering Ltd.

Davinder Singh                           Director of ST                  Singaporean
Drew & Naplar
20 Raffles Place
#17-00
Ocean Towers
Singapore 048620

Teo Ming Kian                            Chairman of the Board and,      Singaporean
Ministry of Communications               Director of ST
480 Alexandra Rd. #99-00                 Executive Chairman National
PSA Building                             Science and Technology Board
Singapore 119963


               During the last five years, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration given in exchange for the shares of Common Stock and Series A Preferred Stock of Issuer was Reporting Persons' working capital. None of the funds consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.        PURPOSE OF TRANSACTION

               All of the securities acquired by the Reporting Persons were acquired for investment purposes. Except as set forth below:

        (a) The Reporting Persons do not have any plans or proposals which would relate to or would result in the acquisition or disposition of additional securities of the Issuer;

        (b) The Reporting Persons do not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) The Reporting Persons do not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) The Reporting Persons have made no changes to the Board of Directors or management of the Issuer and have no present plans or proposals to make any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors. The Reporting Persons currently intend to send its representative to meetings of the Issuer's Board of Directors in a non-voting observer capacity and are considering recommending to management a candidate for Issuer's Board of Directors;

        (e) The Reporting Persons do not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

        (f) The Reporting Persons do not presently have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure;

        (g) The Reporting Persons do not presently have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

        (j) The Reporting Persons do not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a)(i) The 1,805,892 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by VTF represent a beneficial ownership of approximately 15.1% of the Issuer's outstanding shares of Common Stock, based on 10,151,277 outstanding shares of Common Stock as of July 12, 1999. The 469,482 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by VTF(II) represent a beneficial ownership of approximately 4.4% of Issuer's outstanding shares of Common Stock as of July 12, 1999. Each share of Series A Preferred Stock votes on the same basis as one share of Common Stock. The 1,137,687 shares of Common Stock issuable upon exercise of the two Warrants represent 10.1% of the Issuer's outstanding shares of Common Stock. The Warrants do not have any voting privileges.

          (ii) The 100,000 and 489,767 shares of Common Stock held by VII(I) and VII(III) represent a beneficial ownership of 1% and 4.8% respectively as of July 12, 1999.

        (b)

                                             No. of Shares Holding       No. of Shares Holding
                                              Sole Power to Vote,        Shared Power to Vote,
                                               Dispose or Direct          Dispose or Direct
                                                 Disposition                 Disposition
                                             ---------------------       ---------------------
                Singapore Technologies
                Pte. Ltd.                            None                      4,002,828*

                Vertex Technology Fund
                Ltd.                                 None                      2,708,830*

                Vertex Techology Fund                None                        704,223*
                (II), Ltd.

                Vertex Investments
                International I, Inc.                None                        100,000

                Vertex Investments
                International III, Inc.              None                        489,767

        * assumes conversion of all Series A Preferred Stock held by Reporting Persons and exercise of all Warrants held by Reporting Persons


        (c) The Reporting Persons have not effected any transaction in the Issuer's Common Stock during the past 60 days, and, to the best of their knowledge, no person named in Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days.

        (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT

               The Preferred Stock and Warrant Purchase Agreement dated as of June 28, 1998, by and among the Issuer and VTF, VTF(II) and others, contains certain "standstill" and "right of first offer" obligations of VTF with respect to the Shares.

               Standstill Obligation. VTF and VTF(II) have agreed that, as long as the applicable investor owns more than five percent of Issuer's securities, it will not acquire more than 100,000 shares of the Issuer's Common Stock (other than the shares issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants) without prior written consent of the Issuer.

               Right of First Offer. VTF and VTF(II) have each agreed that in the event that either investor and its "affiliates" or "associates" (as those terms are defined in Rule 405 promulgated under the Securities Act of 1993, as amended (the "SECURITIES ACT")) (collectively, the "VERTEX GROUP") seek to sell, transfer the voting rights in, or otherwise transfer for value 5% or more of the then outstanding shares of the Issuer's Common Stock (including the shares issuable upon conversion of the Series A Preferred Stock) to any person or group of persons in one or more related transactions (a "SIGNIFICANT TRANSACTION"), the Vertex Group will provide, in writing, a notice reflecting its desire to enter into such Significant Transaction and setting forth the terms and conditions of the proposed Significant Transaction (such notice, a "ROFO NOTICE"). Each ROFO Notice shall constitute an offer by the Vertex Group to sell the securities covered by such ROFO Notice (the "ROFO SECURITIES") to the Issuer on the terms and conditions set forth in the ROFO Notice as to any part of the ROFO Securities. The Right of First Offer (i) will not apply to any transfer in connection with a transaction approved by the Issuer's Board of Directors, (ii) will not apply to any shares transferred pursuant to the Right of First Offer, and (iii) will terminate on June 27, 2002.

REGISTRATION RIGHTS AGREEMENT

               VTF and the Issuer entered into a Registration Rights Agreement dated as of October 16, 1998 (the "REGISTRATION RIGHTS AGREEMENT"), as amended July 12, 1999 to include VTF(II),which provides, among other things, certain registration rights with respect to the Shares.

               Issuer has previously filed and has declared effective a registration statement on Form S-3 (the "S-3 REGISTRATION STATEMENT") covering the shares of Common Stock issuable upon conversion of the Series A Preferred Stock of VTF. Issuer intends to file an additional Form S-3 covering the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock of VTF(II) and the shares of Common Stock issuable upon the exercise of the Warrants by VTF and VTF(II) (collectively the "REGISTRABLE SECURITIES").

               If the Issuer proposes to register any of its securities under the Securities Act, it must give prior notice to VTF and VTF(II) and permit them, subject to certain limitations, to include in such registration all or part of the Registrable Securities (a "PIGGYBACK Registration"). The underwriters (if any) may reduce the number of Registrable Securities to be included in a Piggyback Registration, provided that each of VTF and certain other holders of the Registrable Securities shall be subject to such reduction only on a pro rata basis.

               The Issuer is required to bear all Registration Expenses (as defined in the Registration Rights Agreement) in connection with Registration Rights Agreement.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               The following documents are filed as exhibits hereto:

               Exhibit A:         Preferred Stock and Warrant Purchase Agreement
                                  dated June 28, 1999 among Issuer, VTF, VTF(II)
                                  and other investors and exhibits thereto.*

               Exhibit B:         Registration Rights Agreement dated as of
                                  October 16, 1998, by and among the Issuer and
                                  VTF.**


* Incorporated by reference to Issuer's report on Form 8-K filed with the Securities and Exchange Commission on July 13, 1999.

** Incorporated by reference to VTF's Schedule 13D filed with the Securities and Exchange Commission on October 27, 1998.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1999


VERTEX TECHNOLOGY FUND LTD.


By: /s/ Lee Kheng Nam
   -------------------------------------

Name: Lee Kheng Nam
     -----------------------------------

Title: President
      ----------------------------------


VERTEX TECHNOLOGY FUND (II), LTD.


By: /s/ Lee Kheng Nam
   -------------------------------------

Name: Lee Kheng Nam
     -----------------------------------

Title: President
      ----------------------------------


VERTEX INVESTMENTS INTERNATIONAL I INC.


By: /s/ Lee Kheng Nam
   -------------------------------------

Name: Lee Kheng Nam
     -----------------------------------

Title: President
      ----------------------------------


VERTEX INVESTMENTS INTERNATIONAL III INC.


By: /s/ Lee Kheng Nam
   -------------------------------------

Name: Lee Kheng Nam
     -----------------------------------

Title: President
      ----------------------------------


SINGAPORE TECHNOLOGIES PTE LTD.


By:
   -------------------------------------

Name:
     -----------------------------------

Title:
      ----------------------------------